    Proskauer Rose LLP   Eleven Times Square   New York, NY 10036-8299

Peter M. Fass
January 13, 2012	Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Barros

Re:	American Realty Capital New York Recovery REIT, Inc.
Pre-Effective Amendment No. 2 to
Post-Effective Amendment No. 5 to Form S-11
Filed January 13, 2012
File No. 333-163069

Dear Ms. Barros:

This firm represents American Realty Capital New York Recovery REIT, Inc. (the “Company”) in connection with its registration under the Securities Act of 1933.  We are submitting this letter in response to our conversation with the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11, filed by the Company with the Commission on December 20, 2011.

Below we have summarized the amendments to the Company’s prospectus (the “Prospectus”) included in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11, filed on the date hereof by the Company with the Commission:

1.
Questions and Answers About This Offering—Do you currently have any shares outstanding?  We have updated, as of December 31, 2011, the disclosure regarding the numbers of shares of the Company’s common stock outstanding and available for sale. (p. 8)

2.	Prospectus Summary. We have revised the following sections of the Prospectus Summary:

a.
Terms and Status of the Offering. We have updated, as of December 31, 2011, disclosures regarding the number and value of the Company’s real estate investments, the proceeds raised, and the numbers of shares of stock sold, outstanding and available for sale in the Company’s initial public offering. (p. 15)

January 13, 2012

b.	Real Estate Investment Summary. We have updated, as of December 31, 2011, disclosures regarding the operating results of the Company’s property portfolio. (p. 18–19)

c.
Conflicts of Interest. We have updated the name of the 100% owner of Realty capital Securities, LLC to reflect that on January 9, 2012, American Realty Capital II, LLC filed a Certificate of Amendment in Delaware changing its name to “AR Capital, LLC.” (p. 21)

3.	Risk Factors—We may be unable to renew leases.... We have deleted a disclosure relating to the value of leases expiring in December 2011 as no longer applicable. (p. 52)

4.
Management—Affiliated Companies—Dealer Manager. We have updated the disclosure to reflect that on January 9, 2012, American Realty Capital II, LLC filed a Certificate of Amendment in Delaware changing its name to “AR Capital, LLC.” (p. 102)

5.
Principal Stockholders. We have revised the beneficial ownership table to reflect the fact that Scott J. Bowman, one of the Company’s independent directors, received a grant of 3,000 restricted shares of the Company’s common stock when he joined the board on August 3, 2011. (p. 117)

6.	Conflicts of Interest.

a.	We have updated, as of December 31, 2011, disclosures regarding the status of the public offerings and investment portfolios of certain affiliates of the Company’s advisor. (pp. 118–119)

b.	We have updated the disclosure to reflect the circumstances described in 4 above. (p. 126)

7.	Description of Real Estate Investments. We have revised the following sections of the section titled “Description of Real Estate Investments”:

a.
Interior Design Building. We have updated, as of December 31, 2011, disclosures regarding the occupancy rate, annualized rental income per rentable square foot, major tenants and future lease expirations of the Interior Design Building, one of the real estate investments held by the Company. (pp. 141–43)

January 13, 2012

b.
Bleecker Street Portfolio. We have updated, as of December 31, 2011, disclosures regarding the occupancy rate and average effective annual rent per rentable square foot for the Company’s Bleecker Street Portfolio. (p. 145)

c.
Duane Reade. We have updated, as of December 31, 2011, disclosures regarding the occupancy rate and average effective annual rent per rentable square foot for the Company’s Duane Reade property. (p. 148)

d.
Washington Street Portfolio. We have updated, as of December 31, 2011, disclosures regarding the occupancy rate and average effective annual rent per rentable square foot for the Company’s Washington Street Portfolio. (p. 150)

e.
One Jackson Square. We have updated, as of December 31, 2011, disclosures regarding the occupancy rate and annualized rental income per rentable square foot of One Jackson Square, one of the real estate investments held by the Company. (p. 152)

8.
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Funds from Operations and Modified Funds from Operations. As requested by the Staff during our conversation, we have revised the net loss-to-MFFO reconciliation table to delete the line item titled “Contribution from Advisor,” and deleted the corresponding footnote. (pp. 166–67)

9.	Prior Performance Summary

a.
Programs of Our Sponsor. We have updated, as of December 31, 2011 (and in one instance, January 5, 2012), disclosures regarding the status of the public offerings and investment portfolios of certain investment programs sponsored by the Company’s sponsor. (pp. 173–76)

b.	Programs of Our Sponsor—Private Note Programs. We have updated the disclosure to reflect the circumstances described in 4 above. (p. 176)

10.
Share Repurchase Program. We have updated the disclosure to provide that as of December 31, 2011, the Company had received one request to redeem shares of common stock pursuant to its share repurchase program. (p. 223)

11.
Appendix A—Prior Performance Tables. We have updated the disclosure to reflect the circumstances described in 4 above.  (pp. A-2, A-6, A-7) (In addition, we provided similar updates in Table VI in Part II of the Registration Statement. (pp. II-6, II-8))

12.
Appendix C-2 – Multi-Offering Subscription Agreement.  We have updated the Multi-Offering Subscription Agreement to include the offering by American Realty Capital Daily Net Asset Value Trust, Inc. in the subscription agreement.

January 13, 2012

If you have any questions or comments regarding the foregoing, please contact the undersigned at the number listed above.

Regards,

/s/ Peter M. Fass

Peter M. Fass